Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated March 28, 2012

Registration Nos. 333-162822 and 333-162822-01

Final Term Sheet

Vale Overseas Limited

US$1,250,000,000

Reopening of 4.375% Guaranteed Notes due 2022

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of securities:	4.375% Guaranteed Notes due 2022 (the “Securities”)

Principal Amount:	US$1,250,000,000.00

Single Series:

The Securities are a further issuance of the Company’s 4.375% guaranteed notes due 2022 originally issued on January 11, 2012 (the “Original Securities”) and will be consolidated to form a single series with the US$1,000,000,000.00 principal amount of the Original Securities then issued

Aggregate Principal Amount:	The aggregate principal amount of the Original Securities and the Securities now being issued will be US$2,250,000,000.00

Accrued Interest:	US$12,608,506.94

Issue Price:	101.345% of the principal amount, plus Accrued Interest from January 11, 2012 to (but excluding) the Closing Date

Proceeds:	US$1,266,812,500.00 (excluding Accrued Interest)

Annual Interest Rate:	4.375%

Maturity:	January 11, 2022

Interest Payment Dates:

Payable semi-annually on January 11 and July 11, commencing on July 11, 2012. Interest on the Securities will accrue from the issue date of the Original Securities, such issue date being January 11, 2012, and purchasers of the Securities will be entitled to receive the full amount of the next semi-annual regular interest payment on July 11, 2012

Yield to Maturity:	4.205%

Benchmark:	UST 2.000% due February 15, 2022

Benchmark Treasury Spot and Yield:	98-06 and 2.205%

Spread to Treasury:	UST + 200 bps

Pricing Date:	March 28, 2012

Settlement Date:	April 4, 2012 (T+5)

Ratings*:	A- / Baa2 / BBB+ / BBB (high) (Standard & Poor’s / Moody’s / Fitch / DBRS)

Minimum Denominations:	US$2,000/US$1,000

Make-Whole Call Spread:	UST + 40 bps

Joint Bookrunners:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Format:	SEC-Registered

CUSIP:	The Securities will have the same CUSIP as the Original Securities, which is 91911TAM5

Common Code:	The Securities will have the same Common Code as the Original Securities, which is 063344524

ISIN:	The Securities will have the same ISIN as the Original Securities, which is US91911TAM53

Listing:	Issuer will apply to list the Securities on the New York Stock Exchange. The Original Securities are listed on the New York Stock Exchange

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146 or Deutsche Bank Securities Inc. at 1-800-503-4611 (each toll-free in the United States) or, from outside the U.S., by faxing Citigroup Global Markets Inc. at 212-816-7912 or by emailing Barclays Capital Inc. at barclaysprospectus@broadridge.com or Deutsche Bank Securities Inc. at prospectusrequest@list.db.com.